Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com

August  18,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

   Attn:  Mr.  Stephen  Krikorian

     Re:  CompuMed,  Inc.
          Report  on  Form  10-K
          Filed  December  27,  2005
          File  Number:  000-14210

Dear  Mr.  Krikorian:

I  am  securities  counsel  for  CompuMed,  Inc.  (the  "Company").

The Company is responding to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated June 13, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form  10-KSB  filed  on  December  27,  2005
--------------------------------------------

Item  6.  Management's  Discussion  and  Analysis  or  Plan  of  Operation
--------------------------------------------------------------------------

Results  of  Operations-page  10
--------------------------------

Comment 1. We note your response to prior comment No. 1. Your prior response only appears to address the specific example cited in our previous comment letter, however, there appears to be other instances where two or more sources of a material change have been identified without the dollar amounts for each source that contributed to the change disclosed. Revise your disclosures to quantify each source that contributed to the material changes. In addition, ensure that your disclosures indicate the amount of any significant offsetting factors that impact the fluctuations. See Section III. D of SEC Release 33-6835.

Response  1.     The  Company  proposes  the  following  revision to the 10-KSB:

Total revenues for the fiscal 2005 were $2,284,000 as compared to $1,856,000 in fiscal 2004, an increase of 23%. Our ECG service revenues consist mainly of ECG processing ($803,000), Overread services ($372,000) and rental fees ($525,000). Total ECG revenue increased by 7% ($107,000) to $1,726,000 from $1,619,000 during fiscal 2005, of which 9% ($69,000) was in the ECG processing services and 32% ($90,000) in the Overread services. The overall increase was due to the acquisition and renewal of some correctional facilities contracts. This increase was offset by a decrease of $41,000 in equipment rental and maintenance fees and $11,000 of ECG other miscellaneous services.

Selling expenses increased by 31% for fiscal 2005 to $313,000 from $239,000 for fiscal 2004. 41% of the increase was related to the CE Mark applications and 36% related to the hiring of the Vice President of Sales.

General and administrative expenses in fiscal 2005 slightly increased to $1,024,000 from $1,022,000 from fiscal 2004. 58% was related to the Board of Director's meetings and 42% related to the investor relations' expenses.

Note  A.  - Basis of Presentation and Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Revenue  Recognition-page  F-8
------------------------------

Comment 2. We note your response to prior comment No. 4. Your response indicates that revenue from ECG equipment sales is recognized when it is shipped or delivery has occurred. Tell us why you believe the sale of the ECG equipment has value to the customer on a standalone basis and should be recognized as a separate unit of accounting. Tell us whether in exchange for a greater upfront fee in connection with the purchase of the ECG equipment whether you receive lower ECG processing or overread fees. In this regard, tell us how your considered the guidance in paragraph 9 of EITF 00-21 and SAB Topic 13(A)(3)(f) as it relates to the purchase of ECG equipment.

Response  2.  The  Company  considered  paragraph  9 of EITF 00-21 and SAB Topic
13(A)(3)(f). The ECG equipment and the ECG services are accounted as separate units of accounting because the Company met the criteria in paragraph 9 of EITF 00-21:

(a) the ECG equipment has value on a standalone basis because it is sold separately by CompuMed as well as other vendors and the customer could resell the ECG equipment as a standalone equipment.

(b) there is no undelivered item(s). The Company sells the ECG equipment separately at a fixed rate. Other ECG services are provided by customer's request. There's no bundle pricing or up-front fees for any sales generated at the Company.

(c)  there are  no  general  rights  of  return  in  the  arrangement.

Comment 3. We note your response to prior comments No. 5 and 6. Your response indicates that OsteoGram arrangements are not within the scope of SOP 97-2 nor do they contain multiple elements because the customer does not possess the OsteoGram. Your response does not appear to address arrangements whereby the OsteoGram is sold directly to the customer or end-user. Indicate how you recognize revenue for these types of arrangements and identify the accounting literature that supports your accounting. Tell us how you considered the guidance in paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition. Tell us the criteria you consider in determining how to allocate and when to recognize revenue. Explain how you consider the separation criteria in SOP 97-2, EITF 03-5 and EITF 00-21. Indicate how you determine VSOE of fair value for each deliverable.

Response 3. In the Statement of Operations, the Company discloses the revenue for the OsteoGram under "OsteoGram sales and services." This revenue is derived from two sources. 1) OsteoGram software and 2) OsteoGram services. In the Company's response to prior comments No. 5 and 6, the Company indicated that OsteoGram services (source #2) are not within the scope of SOP 97-2. This service is about performing an analysis on the customer's x-ray to produce the bone density report for screening, diagnosis and monitoring osteoporosis. The Company provides this service to one customer only and the revenue for fiscal 2005 was $600. The customer does not possess the software.

     The OsteoGram software sales (source #1) included software and the right to PCS for one year. OsteoGram software does not require modification or customization. The Company recognizes revenue in accordance to paragraph 8 of SOP 97-2:

-     persuasive  evidence  of  an  arrangement  exists;
-     delivery  has  occurred (software  and  key  code  have  been  delivered);
-     the  vendor's  fee  is  fixed; and
-     collectibility  is  probable.

OsteoGram PCS revenue was recognized together with the licensing fee on delivery of the software in accordance to paragraph 59 of SOP 97-2:

(a)  The PCS  fee  is  included  with  the  initial  licensing  fee.

(b)  The PCS  included  with  the  initial  license  is  for  one  year.

(c) The estimated cost of providing PCS during the arrangement is insignificant. During fiscal year 2005, the Company received 6 emails and 3 voice messages. The Company responded to these inquiries by email and the time spent writing these emails was no more than 10 minutes. The cost was immaterial.

(d)  The Company  does  not offer upgrades/enhancements during PCS arrangements.

The Company's policy is to accrue the estimated cost of providing the PCS services.

Re: EITF 03-5: The OsteoGram software is not essential to the functionality of the hardware (regular computer, monitor, scanner), the hardware would not be considered software-related and would, therefore, be excluded from the scope of EITF 03-5 and SOP 97-2. The hardware cost in fiscal 2005 was only $8,000.

Re: EITF 00-21. The Company determined that the OsteoGram software sales are under exception (a) listed in paragraph 4 of EITF 00-21: a deliverable in a multiple-deliverable arrangement may be within the scope of higher-level authoritative literature. That high-level authoritative literature (applicable to the OsteoGram software sales and the related PCS) is SOP 97-2 paragraph 59. The OsteoGram services that generated $600 revenue in fiscal 2005 mentioned above are not subject to EITF 00-21 because the customer does not possess the Company's software.

Comment 4. We note your response to prior comment No. 7. Your disclosure on page 5 of the filing states that you have entered into licensing agreements with strategic partners such as Orex and Swissray International to market the OsteoGram system to end-users. We further note from your response that the Company's policy on returns is to "repair or replace only" any problematic software. Tell us how you considered the guidance in SOP 97-2, and how you account for any warranty provisions or maintenance agreements.

Response 4. As described in Response 3 above, the OsteoGram software sales, including those made to Orex and Swissray International, included software and the right to PCS for one year. The revenue of the software was recognized in accordance to paragraph 8 and the PCS's is recognized in accordance to paragraph 59 of SOP 97-2. As for "repair and replace" policy, the Company had 6 emails and 3 voice messages that related to PCS in fiscal 2005. The costs were immaterial and the Company has not experienced any returns. The Company's policy is to accrue the estimated costs of providing the PCS services.

Comment  5.     Provide  us  with  any  proposed  revisions  to  your  revenue recognition  policy  disclosures  that  addresses  our  above  comments.

Response 5. ECG sales and services revenue is recognized in accordance with SAB 104 as the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) the product has been delivered or the services have been rendered, (3) the fee is fixed or determinable, and (4) collectibility of the fee is reasonably assured.

     ECG Services are comprised of ECG processing, overread, rental and maintenance. ECG Processing and Overread revenue is recognized monthly on a per-usage basis after the services are performed. Equipment rental and maintenance revenue is recognized monthly over the terms of the customer's agreement.

     ECG Product and Supplies Sales revenue is recognized upon shipment of the products and passage of title to the customer.

     OsteoGram software revenue is recognized in accordance to paragraph 8 of SOP 97-2 as the following criteria have been met: (1) persuasive evidence of an arrangement exits; (2) the software has been delivered; (3) the fee is fixed or determinable; and (4) collectibility of the fee is probable.

     OsteoGram PCS revenue is recognized in accordance to paragraph 59 of SOP 97-2 as the Company met the following criteria: (1) the PCS is part of the initial license (software) fee; (2) the PCS period is for one year; (3) the estimated cost of providing the PCS is immaterial; and (4) the Company does not offer upgrades and enhancements during the PCS arrangement. The Company's policy is to accrue all estimated costs of providing the PCS services.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,

                              /s/  Amy  M.  Trombly
                              ---------------------
                              Amy  M.  Trombly
                              Counsel  for  CompuMed,  Inc.

cc:     CompuMed,  Inc.